Exhibit 99.1

Shengfeng Development Limited Announces 1-for-15 Reverse Stock Split with Marketplace Effective Date on September 8, 2026

FUZHOU, CHINA, September 2, 2026 (PR NEWSWIRE) -- Shengfeng Development Limited (“Shengfeng” or the “Company”) (NASDAQ: SFWL), a contract logistics company providing customers with integrated logistics solutions in China, today announced that it intends to effect a 1-for-15 reverse stock split of the Company’s Class A Ordinary Shares and Class B Ordinary Shares (the “Reverse Stock Split”). The Company anticipates that the Class A Ordinary Shares will begin trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis upon the opening of the market on September 8, 2026 (the “Effective Date”).

Shareholders of the Company approved the reverse stock split at an extraordinary general meeting of shareholders held on August 24, 2026.

On the Effective Date, the Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from approximately 40,617,513 to approximately 2,707,834 and Class B Ordinary shares of the Company from approximately 41,880,000 to approximately 2,792,000, respectively, notwithstanding the reconciliation of fractional shares, and will affect all outstanding ordinary shares. Every fifteen outstanding Class A Ordinary Shares will be converted into one new Class A Ordinary Share, and every fifteen outstanding Class B Ordinary Shares will be converted into one new Class B Ordinary Share.

The Reverse Stock Split will not modify any rights or preferences of the Company’s shares. Any fractional share in the total number of issued post-Reverse Stock Split ordinary shares that would have resulted from the Reverse Stock Split will be rounded up to the nearest whole number. The par value of the Class A Ordinary Shares and Class B Ordinary Shares will be proportionally increased from US$0.0001 to US$0.0015.

VStock Transfer, LLC, the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split. Shareholders of record will receive information from VStock Transfer, LLC regarding the transition. Shareholders who hold shares in book-entry form or through a broker or other nominee will have their positions adjusted automatically to reflect the Reverse Stock Split and will not need to take any action. VStock Transfer, LLC can be reached at 212-828-8436 to address questions regarding the exchange process. The new CUSIP number for the Class A Ordinary Shares following the Reverse Stock Split is G8117B 119.

About Shengfeng Development Limited

Shengfeng Development Limited is a contract logistics company in China providing customers with integrated logistics solution services. Established in 2001, the Company has developed extensive and reliable transportation networks in China. The Company provides integrated logistics solutions comprised of B2B freight transportation services, cloud storage services, and value-added services. The Company applies well-established management system and operation procedures to assist companies in China to increase efficiency and improve their own management systems with respect to transportation, warehousing and time management. For more information, please visit the Company’s website: http://ir.sfwl.com.cn/.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When The Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on March 27, 2026, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

For more information, please contact:

Shengfeng Development Limited

Investor Relations Department

Email: ir@sfwl.com.cn

Shengfeng Development Limited

Samuel Xian

Phone: +86 591 8367 2798

Email: Huasen.Xian@sfwl.com.cn